DEUTSCHE BANK AKTIENGESELLSCHAFT

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Kevin W. Vaughn, Accounting Branch Chief
Division of Corporation Finance

February 12, 2013

Re:	Deutsche Bank Aktiengesellschaft
Form 20-F for Fiscal Year Ended December 31, 2011 Filed March 20, 2012 File No. 001-15242

Ladies and Gentlemen:

We, Deutsche Bank Aktiengesellschaft (sometimes referred to as “Deutsche Bank”, the “Bank” or the “Group”), have received your letter, dated January 16, 2013 (the “Comment Letter”), providing comments on our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2011 (the “Annual Report” or the “2011 Form 20-F”) and our letter dated September 21, 2012 responding to your last letter dated August 24, 2012.

In response to the Comment Letter, please note the following:

Form 20-F for Fiscal Year Ended December 31, 2011

Item 18: Financial Statements

Note 24 – Goodwill and Other Intangible Assets, page F-108

Goodwill Impairment Test, page F-110

1.	We note your response and proposed disclosure to prior comment 6 from our letter dated August 24, 2012, including the statement that you do not believe it is practicable to determine the carrying amount of a cash generating unit (CGU). Furthermore, we note your statement that you believe applying a ‘capital allocation model’ is in compliance with paragraph 76 of IAS 36 and is a reasonable and consistent allocation method given your circumstances. Please tell us in more detail specifically how you believe your methodology and assertions comply with the guidance in paragraphs 75 and 76 of IAS 36 in light of the fact that those paragraphs state that a CGU includes the carrying value of only those assets that can be allocated directly or allocated on a reasonable and consistent basis, and does not include the carrying value of any recognized liability unless the recoverable amount of the CGU cannot be determined without consideration of this liability.

In our prior response we noted that ‘we do not believe it is practicable to determine the carrying amount of a cash-generating unit (CGU) using an approach that directly attributes assets and liabilities to CGUs based on the balance sheet’. It would be extremely complex and time consuming to attempt to apply all assets and liabilities directly to each CGU as we do not maintain closed balance sheets at the CGU-level.

We therefore determine the carrying amounts of the CGUs by applying a capital allocation model; we allocate total group equity to the CGUs which we deem is an accurate approach consistent with the requirements of IAS36. The allocation of total equity results thus in a net asset position for each CGU with materially the same result as an asset-by-asset and liability-by-liability allocation.

As mentioned in our prior response this allocation is a two step approach: ‘In the first step, total equity that is readily identifiable is allocated to the respective individual CGUs. This includes goodwill (plus the add-on adjustment for noncontrolling interests), unamortized other intangible assets, certain unrealized net gains and losses recorded directly in equity and noncontrolling interests. In the second step, the remaining balance of the total carrying amount is allocated across the CGUs based on the individual CGU’s share of risk-weighted assets and certain capital deduction items relative to the Group (each is adjusted for items pertaining to nonintegrated investments).’

The allocation of both asset and liability positions, via equity, is appropriate as both our asset and liabilities positions are part of the bank’s business model and both are margin generating (e.g. deposits taking from clients). It would therefore be unrepresentative of the businesses allocated to our CGUs to attempt to apply only the asset positions when determining the carrying value.

The recoverable amount of a CGU is calculated as the present value of future economic benefits for (hypothetical) shareholders of the CGU. This figure is calculated as the projected net income (profit and loss after tax) of the CGU adjusted for the expected change in required equity for the CGU for the period in question.

The projected net income and equity required for the recoverable amount calculations are derived based on our strategic planning process. This process involves a business-by-business forecast of expected pre-tax income, relevant risk metrics and certain balance sheet items. In addition certain items are applied centrally including Group taxation charges, Group capital planning, etc., to generate figures for the Group as a whole.

The projected net income and required equity figures for the Group are then allocated to the CGUs using an identical allocation process as used for the determination of the carrying value.

As such we believe that the carrying and recoverable amounts calculated for each CGU are prepared in a consistent manner and are directly comparable in compliance with IAS36.

Supplemental Financial Information (Unaudited)

Risk Elements, page S-7

2.	We note your response to prior comment 8 from our letter dated August 24, 2012. Please note that U.S. GAAP guidance does not define or require disclosure of “potential problem loans.” Disclosure of this information is required under Item III.C.2 of Industry Guide 3 for the purpose of disclosing loans where management is aware of information that causes them to doubt repayment, but which are not captured in the normal risk metric disclosures provided elsewhere in the filing. As such, we expect such disclosure to apply equally regardless of whether a registrant provides financial statements under U.S. GAAP, IFRS, or some other GAAP. Thus, we continue to believe that disclosure of information related to loans that you have identified as potential problem loans per the guidance in Item III.C.2 is appropriate. Please revise future filings to provide the amount of problem loans identified as of period end or to disclose that you have none.

We do not believe we have any potential problem loans, beyond those already discussed in our Risk Elements section. Potential Problem Loans are defined by Industry Guide 3 Item III.C.2 as loans not otherwise disclosed in the Risk Elements section “where known information [...] causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms.”

As detailed in Item 11 of our 2011 Form 20-F in the section entitled “Monitoring Credit Risk” on page 169, we closely monitor our loan positions and, if there is an indication that counterparties may have problems, such as changes in counterparties’ financial stability, industry outlook, payment behavior or credit rating, they are placed on a watch list for close observation. This is not however an indication that they are “potential problem loans”. If the risk position of these loans increases following events such as a default, nonpayment, bankruptcy, financial reorganization or measurable decrease in the estimated future cash flows, then the loans are immediately assessed for impairment using the expected future cash flow methodology for corporate loans or our delinquency loss rate model for our consumer loans and may then be determined to fall into one of the categories of our Risk Elements disclosure (i.e., past due 90 days, impaired or renegotiated).

In our 2011 Form 20-F, we addressed Item III.C.2 by indicating in the introductory paragraph of the Risk Elements section that, “All loans where known information about possible credit problems of borrowers causes the Group’s management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms are included in this disclosure of the Group’s risk elements.” We will revise this text to be more explicit that we therefore have no undisclosed potential problem loans.

Short-Term Borrowings, page S-16

3.	We note your response to prior comment 10 from our letter dated August 24, 2012. Given the significance of the difference between your average amount and period end amounts shown of securities sold under repurchase agreements, we believe that it would be useful for you to disclose information similar to that which you provide in your response. As such, please revise future filings to disclose this information.

We agree that a brief discussion of the difference between the average amount and end of year figures for securities sold under repurchase agreements would be useful to the reader and we will revise our future filings to include this information.

Our discussion will include wording similar to that detailed below:

‘The difference between the period-end and average balances for central bank funds purchased and securities sold under repurchase agreements arises from fluctuating activity with respect to fixed income securities positions within CB&S. Intra-quarter trading volume, which increases the monthly averages relative to quarter- and year-end, predominantly comprises financing of short-term positions in highly liquid US Treasuries and Agencies, which is a result of the Bank providing liquidity to the market via market-making activity and is largely driven by client demand. These US Treasury and Agency positions are very low risk and have negligible impact on the firm’s liquidity and capital position.’

Deutsche Bank Aktiengesellschaft acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments, please feel free to contact the undersigned, Stefan Krause (ph: +49-69-910-32060; fax: +49-69-910-32066; e-mail: stefan.krause@db.com) or Mathias Otto (ph: +49-69-910-33962; fax: +49-69-910-38572; e-mail: mathias.otto@db.com).

Deutsche Bank Aktiengesellschaft

By:	/s/ Stefan Krause	By:	/s/ Mathias Otto

Stefan Krause		Mathias Otto
Chief Financial Officer and		Deputy General Counsel Germany,
Member of the Management Board		Central and Eastern Europe